                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2005

                   SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F [X]            Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes [ ]                    No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

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

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content


                                                                                              Page
                                                                                             ------


Signature                                                                                    Page 3

Press release regarding Shanda reports second quarter 2005 financial
 results, dated August 9, 2005.                                                              Page 4

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED



                                        By: /s/ Shujun Li
                                            ------------------------------------
                                            Name:  Shujun Li
                                            Title: Chief Financial Officer


Date: August 16, 2005

              SHANDA REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

 - RECORD NET REVENUES OF US$65.2 MILLION, UP 88.0% YOY AND 8.5% SEQUENTIALLY -

     (Shanghai, China, August 9, 2005) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company and the largest operator of online games in China, today announced its unaudited financial results for the second quarter ended June 30, 2005.


SUMMARY OF THE SECOND QUARTER 2005:

o Net revenues increased 88.0% year-over-year and 8.5% quarter-over-quarter to RMB539.5 million (US$65.2 million);

o Online games revenues, including MMORPG and casual games, increased 72.0% year-over-year and 5.7% quarter-over-quarter to RMB466.7 million (US$56.4 million), accounting for 86.5% of total revenues;

o Other revenues, which primarily include revenues from online advertising and other value-added services and products, increased 365.1% year-over-year and 31.3% quarter-over-quarter to RMB72.7 million (US$8.8 million), accounting for 13.5% of total revenues;

o Total peak concurrent users for all Shanda games in commercial service reached 2.5 million; and

o Net income increased 58.2% year-over-year to RMB223.0 million (US$26.9 million), and diluted earnings per ADS increased 50.0% year-over-year to RMB3.06 (US$0.36).

     "Shanda continued to see healthy growth momentum in the second quarter, lifted by MMORPG growth and strong online advertisement sales," said Tianqiao Chen, Chairman and CEO of Shanda. "As we look at the remainder of this year, we feel very confident that our diversified portfolio of content and our strong online game pipeline will continue to generate sustainable user and revenue growth. In addition to our MMORPG pipeline, which includes RO and Dungeons & Dragons(TM), we also have four casual games next in line. At the same time, we continue to expand the appeal and reach of our interactive entertainment platform by carrying out our home strategy."

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

FINANCIAL RESULTS (PRELIMINARY UNAUDITED)

     Net Revenues. In the second quarter of 2005, Shanda reported record net revenues of RMB539.5 million (US$65.2 million), representing a 88.0% increase compared to RMB287.0 million in the second quarter of 2004 and a 8.5% increase compared to RMB497.0 million in the first quarter of 2005.

     Online game revenues increased 72.0% year-over-year and 5.7% quarter-over-quarter to RMB466.7 million (US$56.4 million) in the second quarter of 2005. Total peak concurrent users for all Shanda games in commercial service in the second quarter of 2005 increased to 2.5 million from 2.1 million in the first quarter of 2005.

     Revenues from MMORPGs in the second quarter of 2005 increased 60.3% year-over-year and 9.3% quarter-over-quarter to RMB362.0 million (US$43.7 million), accounting for 67.1% of total revenues. The increase in revenues from MMORPGs was primarily due to continued content enhancements, such as the expansion pack of Mir II released in March. The average concurrent users of Shanda's MMORPGs in commercial service increased to approximately 763,000 in the second quarter of 2005 from 748,000 in the previous quarter. The average revenue per user hour, calculated based on net revenues, for Shanda's MMORPGs increased to RMB 0.22 in the second quarter of 2005 compared to RMB0.20 in the previous quarter.

     Revenues from casual games in the second quarter increased 130.1% year-over-year and declined 5.1% quarter-over-quarter to RMB104.7 million (US$12.7 million). The quarter-over-quarter revenue decline for casual games was mainly a result of weaker seasonality.

     Shanda's other revenues increased 31.3% to RMB72.7 million (US$8.8 million) in the second quarter of 2005 from RMB55.4 million (US$6.7 million) in the first quarter of 2005. The increase in Shanda's other revenues was primarily due to the continued growth of online advertising revenues.

     Gross Profit. Gross margin was 68.4% for the second quarter of 2005, up from 62.8% in the second quarter of 2004 and down from 71.0% in the first quarter of 2005. The sequential gross margin decline was due to increased cost of services related to licensing fees for online games.

     Income from Operations. Operating income for the second quarter of 2005 was RMB243.8 million (US$29.5 million), representing a 118.2% increase compared to RMB111.7 million in the second quarter of 2004 and a 4.0% decrease compared to RMB253.9 million in the first quarter of 2005. Operating margin was 45.2% in the second quarter of 2005, compared to 38.9% in the second quarter of 2004 and 51.1% in the first quarter of 2005. Operating margin increased year-over-year primarily due to the growth and greater scale of the company's game platform and user base, but decreased as compared with the first quarter primarily due to both an increase in product development expenses caused by an increase in research and development staff and an increase in sales and marketing expenses related to the launch of new games in the second quarter of 2005.

     Net Income. In the second quarter of 2005, Shanda had net income of RMB223.0 million (US26.9 million), representing a 58.2% increase compared to net income of RMB141.0 million (US$17.0 million) in the second quarter of 2004 and a 1.3% increase compared to net income of RMB220.1 million in the first quarter of 2005. Diluted earnings per ADS were RMB3.06 (US$0.36) for this quarter, representing a 50.0% increase compared to diluted earnings per ADS of RMB2.04 in the same period of 2004 and a 2.0% increase compared to diluted earnings per ADS of RMB3.00 in the first quarter of 2005.

     The quarter-over-quarter increase in Shanda's net income and diluted earnings per ADS was partially offset by two generally non-recurring factors. First, Shanda recorded an investment loss of RMB 4.6 million (US$0.6 million). Second, Shanda incurred an expense related to the acquisition of Haofang, which reflects a write-off of the valuation of in process research and development of RMB 4.1 million (US$0.5 million) in the second quarter of 2005.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on RMB.


RECENT BUSINESS HIGHLIGHTS

     In the second quarter of 2005, Shanda continued to build its game pipeline and expanding its content lineup. Shanda recently entered into a license agreement with Gravity Co., Ltd., a developer and distributor of online games in South Korea. Pursuant to the license agreement with Gravity, Shanda holds the exclusive rights to operate Ragnarok Online, a cartoon-style MMORPG, in China. In addition, in July 2005, Shanda commercially launched Magical Land, an in-house developed fantasy cartoon-style MMORPG. These two games appeal more to female and younger age group user segments, which are an important demographic segment for Shanda's home entertainment strategy.

     In the second quarter of 2005, Shanda completed the acquisition of the 82.1% of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, that it did not already own. Haofang is the operator of the largest network PC game platform in China. Shanda has held a minority interest in Haofang since October 2004.

     Shanda further strengthened its operational platform with the launch of QuanQuan - a proprietary instant messaging application. Closed beta testing of QuanQuan instant messenger began in July 2005. QuanQuan instant messenger is uniquely bundled with Shanda's attractive online games and other interactive entertainment applications and allows all of our users to communicate in real-time over the Internet with text or voice messages and images. We believe that the addition of QuanQuan instant messenger also will help to consolidate and strengthen Shanda's user community.

     In addition, Shanda announced the formation of a strategic partnership with Sichuan Changhong Electric Co., Ltd. and several leading content providers in China and abroad, to jointly launch the Shanda Home Entertainment Station. The Shanda Home Entertainment Station is an integrated device solution to bring home users a portfolio of comprehensive entertainment content, including movies, music, games, online shopping, lifestyle information, and educational content, applications and services.


OTHER NEWS

     We have been notified by certain of our executive officers and affiliates that they have adopted pre-arranged stock trading plans in accordance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, and the Company's trading policy with respect to sales of the Company's securities by insiders. The planned transactions under the 10b5-1 trading plans adopted by senior executives and affiliates will periodically be publicly disclosed through Form 144 filings with the U.S. Securities and Exchange Commission.


CONFERENCE CALL

     Shanda's management team will host a conference call on August 9, 2005 at 9:00 p.m. Eastern Time, corresponding with August 10, 2005 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company's financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056. A live webcast of the presentation can also be accessed through the company's corporate Web site at http://www.snda.com.

     A replay of the conference call will be available through August 16, 2005 at midnight Eastern Time. The dial-in number is 877-519-4471 within the U.S. and 973-341-3080 internationally. The pass code for the replay is 6300874.


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China and the largest operator of online games in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda's interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding future revenue and user growth, the launch of Dungeons & Dragons,Ragnarok Online and additional casual games in China, the launch of the Shanda Home Entertainment Station and Shanda's ability to deliver a diverse portfolio of content, applications and services via the Shanda Home Entertainment Station. These forward-looking statements involve various risks and uncertainties. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risks that there are delays in the completion of Dungeons & Dragons Online or any of the four additional casual games, Ragnarok Online users in China do not smoothly migrate from the current Ragnarok Online operator's service to Shanda's service, Shanda fails to enter into a legally binding agreement regarding a partnership with any of the domestic and foreign content providers, there are delays in the launch of the Shanda Home Entertainment System and the risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's annual report on Form 20-F.


CONTACT:

Donglei Zhou
Director of Business Development & Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                  AS OF DECEMBER 31,                    AS OF JUNE 30,
                                                         2004                                 2005
                                                  ------------------          ---------------------------------
                                                          RMB                     RMB                    US$
                                                       (AUDITED)              (UNAUDITED)            (UNAUDITED)

ASSETS
Current assets:
 Cash and cash equivalents                              3,123,971              1,260,202                152,263
 Restricted cash                                                -                152,951                 18,480
 Marketable securities                                    422,327              2,290,523                276,750
 Accounts receivable                                       39,308                 94,261                 11,389
 Inventories                                                6,039                 12,732                  1,538
 Due from related parties                                   1,515                  1,515                    183
 Deferred licensing fees and related
  costs                                                    48,716                 40,330                  4,873
 Prepayments and other current assets                      27,621                 55,817                  6,744
 Deferred tax assets                                       29,632                 56,677                  6,848
                                                       ----------             ----------             ----------
Total current assets                                    3,699,129              3,965,008                479,068
                                                       ==========             ==========             ==========
Investments in affiliated companies                       155,936                865,000                104,513
Property, equipment and software                          159,170                207,988                 25,130
Intangible assets                                          89,934                146,493                 17,700
Goodwill                                                  133,959                226,061                 27,314
Long-term deposits                                          2,363                  2,498                    302
Other long-term assets                                     50,673                 38,232                  4,619
                                                       ----------             ----------             ----------
Total assets                                            4,291,164              5,451,280                658,646
                                                       ==========             ==========             ==========
LIABILITIES
Current liabilities:
 Accounts payable                                          47,342                 42,119                  5,089
 Licensing fees payable                                    70,365                 92,557                 11,183
 Taxes payable                                             40,197                125,318                 15,141
 Deferred revenue                                         247,282                270,200                 32,647
 Due to related parties                                     1,758                 91,795                 11,091
 Acquisition related obligation                                 -                151,821                 18,344
 Other payables and accruals                               91,268                 97,990                 11,839
                                                       ----------             ----------             ----------
Total current liabilities                                 498,212                871,800                105,334
                                                       ----------             ----------             ----------
Convertible debt                                        2,276,175              2,276,175                275,017
                                                       ----------             ----------             ----------
Total liabilities                                       2,774,387              3,147,975                380,351
                                                       ==========             ==========             ==========
Minority interests                                          6,879                  2,250                    272
Commitments and contingencies                                   -                      -                      -
SHAREHOLDERS' EQUITY
 Ordinary shares                                           11,585                 11,780                  1,424
 Additional paid-in capital                             1,300,454              1,389,006                167,825
 Statutory reserves                                        40,025                 40,025                  4,836
 Deferred share-based compensation                        (20,623)               (11,188)                (1,352)
 Accumulated other comprehensive gain                     133,815                383,754                 46,367
 Retained earnings                                         44,642                487,678                 58,923
                                                       ----------             ----------             ----------
Total shareholders' equity                              1,509,898              2,301,055                278,023
                                                       ----------             ----------             ----------
Total liabilities and shareholders' equity              4,291,164              5,451,280                658,646
                                                       ==========             ==========             ==========

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

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)


                                                                           FOR THE THREE MONTHS PERIOD ENDED,
                                                              ---------------------------------------------------------------------
                                                                JUNE 30,           MARCH 31,                  JUNE 30,
                                                                  2004               2005                       2005
                                                              ------------       ------------       -------------------------------
                                                                  RMB                RMB                  RMB                US$
                                                              (unaudited)        (unaudited)          (unaudited)        (unaudited)


Net revenues
 MMORPG                                                            225,853            331,227            362,047             43,744
 Casual game                                                        45,477            110,339            104,664             12,646
 Others                                                             15,640             55,410             72,743              8,789
                                                              ------------       ------------       ------------       ------------
Total net revenues                                                 286,970            496,976            539,454             65,179
                                                              ------------       ------------       ------------       ------------

Cost of services
 Ongoing licensing fees for online games                           (55,117)           (80,100)           (96,050)           (11,605)
 Amortization of upfront licensing fees                             (6,346)            (6,451)            (6,425)              (776)
 Server leasing and maintenance fees                               (20,781)           (19,819)           (22,532)            (2,722)
 Salary and benefits                                                (5,662)            (7,541)            (9,599)            (1,160)
 Depreciation of property, equipment and
  software                                                          (6,660)            (9,662)            (9,406)            (1,137)
 Others                                                            (12,307)           (20,383)           (26,708)            (3,227)
                                                              ------------       ------------       ------------       ------------
Total cost of services                                            (106,873)          (143,956)          (170,720)           (20,627)
                                                              ------------       ------------       ------------       ------------
Gross profit                                                       180,097            353,020            368,734             44,552

Operating expenses
 Product development                                               (16,510)           (26,522)           (39,102)            (4,724)
 Sales and marketing                                               (17,044)           (26,644)           (38,300)            (4,628)
 General and administrative                                        (31,285)           (42,902)           (44,217)            (5,343)
 Share-based compensation                                           (3,516)            (3,028)            (3,302)              (399)
                                                              ------------       ------------       ------------       ------------
Total operating expenses                                           (68,355)           (99,096)          (124,921)           (15,094)
                                                              ------------       ------------       ------------       ------------
Income from operations                                             111,742            253,924            243,813             29,458

Interest income                                                      1,854              9,650              5,665                685
Amortization of convertible debt issuance cost                           -             (4,494)            (4,527)              (547)
Investment income (loss)                                               812             (3,408)            (4,295)              (519)
Other income (expenses), net                                        34,438             18,524             23,933              2,892
                                                              ------------       ------------       ------------       ------------
 Income before income tax expenses, equity in
  earnings (loss) of affiliated companies and
  minority interests                                               148,846            274,196            264,589             31,969

Income tax expenses                                                 (7,732)           (42,123)           (49,236)            (5,949)
Equity in earnings (loss) of affiliated
companies                                                                -            (13,846)             5,379                650
Minority interests                                                    (157)             1,849              2,227                269
                                                              ------------       ------------       ------------       ------------
Net income                                                         140,957            220,076            222,959             26,939
                                                              ============       ============       ============       ============
Income attributable to Series A and Series A-1
 preferred shareholders                                            (14,911)                 -                  -                  -
                                                              ------------       ------------       ------------       ------------
Net income attributable to ordinary shareholders                   126,046            220,076            222,959             26,939
                                                              ============       ============       ============       ============
Earnings per share:
 Basic                                                                1.07               1.57               1.59               0.19
 Diluted                                                              1.02               1.50               1.53               0.18
Earnings per ADS:
 Basic                                                                2.14               3.14               3.18               0.38
 Diluted                                                              2.04               3.00               3.06               0.36

Weighted average ordinary shares outstanding:
 Basic                                                         117,278,674        139,977,991        140,518,364        140,518,364
 Diluted                                                       123,974,994        147,087,994        145,255,626        145,255,626
Weighted average ADS outstanding:
 Basic                                                          58,639,337         69,988,996         70,259,182         70,259,182
 Diluted                                                        61,987,497         73,543,997         72,627,813         72,627,813

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